                                   FORM 18-K/A

                                 AMENDMENT NO. 1

           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  ANNUAL REPORT

                                       of

                     CANADA MORTGAGE AND HOUSING CORPORATION
                  (An agent of Her Majesty in right of Canada)
                              (Name of Registrant)

               Date of end of last fiscal year: December 31, 2005

                             SECURITIES REGISTERED*
                          (As of close of fiscal year)

                                   ----------

                                                                    Names of
                               Amounts as to which                exchanges on
Title of Issue             registration is effective            which registered
--------------             -------------------------            ----------------
      N/A                              N/A                             N/A

     Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                 His Excellency The Honorable Michael H. Wilson
               Canadian Ambassador to the United States of America
                            Economic and Trade Policy
                                Canadian Embassy
                          501 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20001

                                   Copies to:
                              ROBERT W. MULLEN, JR.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                                 New York, N.Y.

----------
* The Registrant is filing this Amendment No. 1 to its annual report on a voluntary basis.

     This amendment to Canada Mortgage and Housing Corporation's ("CHMC's") Annual Report on Form 18-K for the year ended December 31, 2005 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement dated as of September 14, 2006 between CMHC and Royal Bank of Canada, London Branch,
(ii) the Underwriting Agreement dated September 7, 2006 among CMHC and CIBC World Markets Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and TD Securities (USA) LLC, as representatives of the several underwriters, (iii) the Opinion and Consent of Douglas V. Tyler, General Counsel of CMHC and (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for CMHC, all of which were prepared in connection with the offering of U.S.$750,000,000 5.00% United States Dollar Bonds due September 1, 2011 (the "Bonds") described in its Prospectus Supplement dated September 7, 2006 (the "Prospectus Supplement") to its Prospectus dated August 14, 2003 (the "Basic Prospectus").

     That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 333-107880. Such portion is not expected to exceed an aggregate principal amount of U.S.$506,400,000. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus an aggregate of U.S.$627,600,000 will remain registered on Registration Statement No. 333-107880.

     The exhibits to CMHC's Annual Report on Form 18-K for the year ended December 31, 2005, as hereby amended, are as follows:

     (1) Current Canada Mortgage and Housing Corporation Information (previously filed).

     (2) Consent of Ronald C. Thompson, CA, Assistant Auditor General for the Auditor General of Canada and Raymond Chabot, Grant Thornton, LLP (previously filed).

     (3)  Auditor General Power of Attorney (previously filed).

     (4)  Fiscal Agency Agreement.

     (5)  Underwriting Agreement.

     (7)  Opinion and Consent of Douglas V. Tyler, General Counsel of CMHC.

     (8)  Consent of Milbank, Tweed, Hadley & McCloy LLP.

     It is estimated that the expenses of CMHC in connection with the sale of the Bonds will be as follows:

Filing Fee..................................    U.S.$40,968
Legal.......................................         60,000
Printing....................................         10,000
Reimbursement of Underwriters' Expenses.....         60,000
Miscellaneous Expenses......................         14,032
                                               ------------
                                               U.S.$185,000
                                               ============


                                        2

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number one to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 14th day of September, 2006.

                                        Canada Mortgage and Housing Corporation


                                        /s/ Mark Chamie
                                        ----------------------------------------
                                        Mark Chamie, Treasurer

                                  EXHIBIT INDEX

(1) Current Canada Mortgage and Housing Corporation Information (previously filed).

(2) Consent of Ronald C. Thompson, CA, Assistant Auditor General for the Auditor General of Canada and Raymond Chabot, Grant Thornton, LLP (previously filed).

(3)  Auditor General Power of Attorney (previously filed).

(4)  Fiscal Agency Agreement.

(5)  Underwriting Agreement.

(7)  Opinion and Consent of Douglas V. Tyler, General Counsel of CMHC.

(8)  Consent of Milbank, Tweed, Hadley & McCloy LLP.